

META-BRAIN LABS

Brain-Computer Interface (BCI) to Restructure Limiting Mindsets, FAST!

metabrainlabs.com   Bellevue, Washington   X   in

| Technology | Female Founder | B2B | Mobile Apps | Subscription |

Highlights

1   Meta-Brain Labs Science-Backed Chatbot App restructures mindsets to help people achieve their dreams

2   2023 Golf pilot study validates our scientific process: Golfers improved 20' putts by 32% in 2 weeks

3 Brain-Computer Interface market size set to exceed $9.4B USD by 2032, with 16.7% CAGR from 2023-2032

4 Global Sports Technology Market Size is $20.1B in 2022, and is projected to reach $76.4B by 2032

5 Patents filed, pending, protects the company for any integration of a chatbot with biometrics

6 An AI Ethics Council has been established to guide AI implementation, to predict human mindsets

7 Leverage biometric-guided self-knowledge to actualize dreams, goals and desires

8 Our data will ultimately be used to map personality to the genome to predict disease risk factors

Featured Investor



Thomas N Hawes Hunden in
Invested **$65,000** ⓘ

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"It is my privilege to be the lead investor in Meta-Brain Labs. The method that Alexandrea has developed is tremendously valuable and it's like nothing else that I am aware of. When we get tripped up by our negative self-talk, when we're under pressure and under stress, this method and technology helps us get out of our own way and I've found that to be tremendously effective. I am investing because I'm very optimistic about Alexandrea, the team she has put together, the methodology that she..."

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Our Team



Alexandrea Day CEO & Founder

Combining 2 extensive careers in therapy & tech to create software that helps people tap into their unconscious mind to modify limiting beliefs.



Adrian Bubela Technical Director

20-year career specializing in AI. Founded several SW development companies designing custom healthcare, education, & business solutions including financial markets forecasting. Created a private investment fund that uses his algotrading developments.



Dr. Holly Hagen Neuropsychologist

Clinician and researcher focusing on the underlying motivations within the brain that underlie and manifest behavior.



Kim Askey Strasser Coach & Leader Trainer

Kim is a Master Certified Life Coach and Executive Nurse Leader who is passionate about guiding and supporting individuals in achieving their highest potential for health, happiness, and balance.

Pitch




BRAIN-COMPUTER INTERFACE (BCI)
CHATBOT ASKS PROBING QUESTIONS TO GUIDE MINDSET RESTRUCTURING
Meta-Brain LABS

2

The Unconscious Mind Drives Behavior

- Mindsets are hidden in the unconscious mind
- Mindsets don't change just because we want them to
- Mindsets predict each person's life experience

Self-defeating Mindset: "I can't do what I want to do."


Meta-Brain LABS


Meta-Brain LABS

3

Self-Selected Mindset Restructuring

- Remove blocks to peak performance
- Create ease performing the same task that previously caused anxiety
- Reverse any limitation set by past experiences

Restructured Mindset: "I do what I want to do."


Meta-Brain



BCI TECH

Data/Analysis/AI
(Processes data from App and determines Chatbot probing questions)

EEG-enabled Headset
(Emits User's Brainwave signals to App)

AI-Infused Chatbot
(Guides discovery & reinforcement of Mindset Restructuring)

Download on the App Store

Available on the Google Play

PATENT-PENDING



STRATEGY

5



Meta-Brain LABS

Coaches lead the way in Mindset Restructuring.

1 WHO	2 ASSESS	3 WHAT	4 REPEAT
Coaches, Trainers, Consultants	Identify goals and obstacles	Assign program(s) to quickly restructure mindsets	Assess & Assign more programs

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6
BUSINESS
MODEL

Meta-Brain LABS

SaaS | Coach-led Mindset Restructuring Programs
(The best and brightest thought leaders)

- Our BCI assesses, identifies, and helps users restructure their mindsets for behavioral change

- QA chatbot guides the mindset restructuring process based upon pre-set questions





- Massive data collection and analysis for continual invention

7

Meta-Brain LABS

REVENUE MODEL

Program Sales to Users	Coach Platform Fees	Headset Sales
Subscriptions based upon usage	User & Content Management Platform	Purchase, financing, and rental options available

8

GO-TO-MARKET



Meta-Brain LABS

Recruit, Publish & Empower | Coaches.

- Coaching industry is $35B
- Repurpose and publish content in the Chatbot QA format
- Train & certify coaches to guide, support & hold users accountable

9

Meta-Brain LABS

COMPETITIVE ANALYSIS

Muse	Mendi	Meta-Brain Labs	CBT BETTERHELP.COM	BOOKS, LEARNING
Relaxation	Relaxation	Mindset Restructuring	Therapy	Self-Improvement
			X	X
Momentary Relief	Momentary Relief	Permanent Behavioral Change	Slow and inconsistent results	Lack of motivation & follow-thru

9

10
KEY TEAM MEMBERS



Meta-Brain LABS

  

Alexandrea Day	Mike Lauder	Dr. Holly Hagen	Daniel Guest	Kim Askey Strasser
CEO	**CFO**	**Neuropsychologist**	**President, Meta-Brain Golf**	**Certified Master Coach**
Neurotech innovator, inventor of self-assessment, self-change process called Adaptive Theory.	Career financial expert strategically co-creating revenue models for large and small companies.	Clinical interviewer, administer, and interpreter of neuropsychological and psychological findings or comprehensive reports.	Golf coach, industry speaker and author of the best-selling golf instruction book, Unleash the Golfer WITHIN.	25-year Transformational leader helping more than 250 companies with leadership growth. Former UPS executive.
in	in	in	in	in

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INVESTOR DEAL

Meta-Brain LABS

$1,235,000

$9MM CAP, 20% DISCOUNT | SAFE NOTE.

12

FINANCIAL PROJECTIONS

(From Date of Funding)



	Year 1		Year 2		Year 3
Income	$2.3m	Income	$12.5m	Income	$31.8m
Expenses	$4.3m	Expenses	$10.8m	Expenses	$20.6m
Net Profit (Loss)	($2.0m)	Net Profit (Loss)	$1.7m	Net Profit (Loss)	$11.6m

Forward-looking projections cannot be guaranteed.



13

Multiple Acquisition Opportunities



3 Categories; 3 acquisition opportunities.

- Sports
- Achievement
- Mental Health

Each Category offers multiple sub-categories

- Individual & Team Sports
- Soft Skills Training
- Healthcare (therapeutic)

Our Research, Data & Platform

- Highly valued data from user profiles, AI pattern recognition and human behavior analysis, offers a rich opportunity for an acquirer

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USE OF FUNDS

1	2	3	4	5
Expand, Secure Executive Team	**AI Capital Investment in the Platform**	**R&D Pilots**	**Sales Team**	**Marketing**

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MINDSET RESTRUCTURING | A BETTER LIFE.

Contact: Alexandrea Day, Founder & CEO
425.318.0599
alexandrea@metabrainlabs.com